Exhibit 20.1


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 8-K


                                 CURRENT REPORT


                         PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                DATE OF EARLIEST REPORTED EVENT - MARCH 31, 1999



                                 eNote.COM, Inc.
             (Exact name of Registrant as specified in its charter)




          Delaware                      0-7349                 59-3453153
(State or other jurisdiction of       (Commission            (IRS Employer
incorporation or organization)        File Number)       Identification Number)


                                 1612 N. OSCEOLA
                               CLEARWATER, FLORIDA
              (Address of Registrant's principal executive offices)


                                 (727) 443-3434
              (Registrant's telephone number, including area code)


                                 (727) 443-5240
              (Registrant's facsimile number, including area code)


                            Webcor Electronics, Inc.
          (Former name or former address, if changed since last report)

ITEM 5. OTHER EVENTS

Name Change, Reverse Split and Increase in Authorized Capital

    On March 31, 1999, the Corporation filed an amendment to its Certificate of Incorporation that (a) changed the name of the Corporation from "Webcor Electronics, Inc." to "eNote.Com, Inc." (b) effected a reverse stock split in the ratio of one (1) share of the $0.01 par value common stock of eNote.Com Inc. ("New Common") for every six and three-quarters (6 3/4) shares of the $0.01 par value common stock of Webcor Electronics, Inc. ("Old Common") currently issued and outstanding; and (c) increased its authorized capital stock to 25,000,000 shares of $0.01 par value Common Stock and 5,000,000 shares of $0.01 par value preferred stock. Each of the amendments was approved at a meeting of the Corporation's stockholders that was duly called, noticed and held on June 19, 1998, and finalized on March 23, 1999 after several adjournments of less than 30 days each.

    No fractional shares of New Common will be issued in connection with the reverse split and all calculations that would result in the issuance of a fractional share will be rounded up to the nearest whole number. In addition, no stockholder who was the beneficial owner of at least 100 shares of Old Common on the date of the Amendment, will receive fewer than 100 shares of the New Common in connection with the implementation of the reverse split and all calculations that would result in the issuance of fewer than 100 shares of New Common to such a stockholder will be rounded up to 100 shares. As a result of the amendment, the 3,476,370 issued and outstanding shares of Old Common will be consolidated into approximately 540,000 shares of New Common.

   The New Common of eNote.Com, Inc. will be listed on the OTC Bulletin Board under the symbol "ENOT" and open for trading on Monday, April 5, 1999. All registered holders of certificates for shares of Old Common will be requested to forward their certificates to the corporation's transfer agent, together with a completed and executed letter of transmittal, in order to receive the shares of eNote.Com Inc. New Common of to which they are entitled.

Probable Acquisition of Subsidiaries

   On March 25, 1999, the Corporation entered into a memorandum of understanding with Friedlander International Limited ("Friedlander") and the stockholders of Navis Technologies, Ltd. ("Navis") to enter into a business combination transaction (the "Transaction") in which (a) the Corporation agreed to effect a reverse split to reduce its issued and outstanding common stock to 540,000 shares, more or less, (b) the stockholders of Navis Technologies, Ltd., agreed to contribute all of their interest in Navis to the Corporation solely in exchange for 8,000,000 shares of common stock, (c) Friedlander International Limited agreed to contribute $5,000,000 in cash to the Corporation in exchange for 5,000,000 shares of convertible preferred stock and 2,000,000 common stock purchase warrants; (d) the Corporation agreed to issue 540,000 shares, more or less, of common stock to certain persons designated by Capston Network Company in accordance with a plan of reorganization previously approved by the Corporation's stockholders; (e) the Corporation agreed to issue 270,000 shares of registered common stock to legal counsel for the parties as compensation for services; and (f) the Corporation agreed to issue a total of 650,000 shares of registered common stock to certain financial consultants and other professionals as compensation for services rendered to the Corporation in connection with the negotiation and implementation of the Transaction.

   The preferred stock issuable to Friedlander International Limited will have a liquidation preference of $1 per share, or $5,000,000 in the aggregate, and be convertible into Common Stock on a share for share basis, subject to adjustment for certain post closing stock issuances. The warrants issuable to Friedlander International Limited will be exercisable for five years from the date of issuance at a price of $1 per share, and be subject to voluntary redemption by the Company at a redemption premium of $1 per warrant over the spread between the exercise price of the warrant and the market price of the Common Stock on the redemption date.

   Taking all of the foregoing into account, there will be approximately 10,000,000 shares of Common Stock, 5,000,000 shares of Preferred Stock and 2,000,000 warrants issued and outstanding upon closing of the Transaction. The closing of the Transaction is subject to negotiation and execution of a definitive business combination agreement containing customary terms and conditions and the filing of a Form S-8 Registration Statement under the Securities Act of 1933 for the shares of Common Stock issuable to Capston, legal counsel and the financial consultants. The closing is expected to take place on April 2, 1999, or as soon thereafter as practicable.

   After completion of the Transaction, the Corporation will finalize the development and commence commercialization of a proprietary "tvemail" technology developed by Navis and eNote Communications. The tvemail system is designed to serve as a low cost internet alternative for residential customers who desire access to e-mail and other on-line services, but wish to avoid the cost and complexity of a PC or network computer based system. The tvemail system will link client servers owned by the Corporation with inexpensive remote communications interfaces that are connected directly to residential customers' existing televisions. The in-home equipment includes a communications interface and wireless keyboard which will, in tandem with the Corporation's server system, give an end-user easy access to e-mail, news and a limited array of online services. The tvemail system is expected to be significantly less expensive than any available alternative, including network computers and Web TVT, and the Corporation intends to provide both the in-home hardware and the requisite on-line service to end-users for a fixed monthly fee that is comparable to the monthly fees charged by low-cost internet service providers.


ITEM 7. Financial Statements and Exhibits

 (c)    Exhibits.

        3.1 Amendment to the Certificate of Incorporation of eNote.COM, Inc. (formerly Webcor Electronics, Inc.) dated March 24, 1999

        4.1 Specimen Certificate for shares of the Corporation's $0.01 par value Common Stock


                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

eNote.COM, Inc.
March 26, 1999


By: /s/
   ---------------------------------------
   Sally A. Fonner, Chief Executive Officer